Saba | Capital

ASA Strategic Review

Assessment of Strategic and Structural Alternatives

February 2026

Saba | Capital

Executive Summary

ASA's persistent discount reflects deep structural and strategic flaws.

ASA has traded at a material discount to NAV for more than two decades. The fund's entrenched management, outdated gold-equity strategy, and offshore PFIC structure have eroded investor confidence and limited its market relevance.

The current model no longer meets investor expectations.

ASA's structure restricts distributions, complicates tax reporting, and isolates the fund from U.S. capital markets. In an environment where investors demand yield, transparency, and efficiency, ASA's format has become fundamentally uncompetitive.

Saba Capital believes a comprehensive strategic review is warranted to unlock value.

The review should focus on three core areas:

- Management: Review existing management arrangements, oversight, and fee structures with the goal of strengthening accountability and alignment with shareholders.
- Strategy: Reevaluate ASA's long-standing strategy to better match current investor demand.
- Structure: Assess potential changes to ASA's offshore structure that could reduce tax friction, improve accessibility for U.S. investors, and enhance distribution flexibility. Alternatively, assess other potential value-creation options involving other existing traded funds managed by third parties.

The result: create a modern, income-focused ASA built for long-term growth.

If implemented, changes to management, strategy, and structure (or pursuit of a value-creating transaction) could reposition ASA as a U.S.-based, yield-oriented platform with the potential to support higher income, narrower discounts, and improved alignment between management and shareholders.

ASA Strategic Review

ASA's Discount Problem

Saba | Capital

Understanding ASA's Discount Problem

Saba believes ASA's management, strategy, and structure need to better align with shareholder interests

Problem

ASA has traded at a persistent discount to NAV for over two decades, far wider than peers.

Cause

Managerial entrenchment, strategy headwinds, and burdensome corporate structure have stifled investor demand.

Solution

Saba believes a reassessment of ASA's structure and strategy is warranted to identify opportunities to unlock shareholder value.

ASA has a Chronic Discount Problem

- **Persistent undervaluation:** Since 2000, ASA has traded at a discount to NAV for 97% of trading days.
- **Severe underperformance vs. peers:** ASA's current discount ranks in the bottom 23rd percentile of all U.S.-listed equity closed-end funds, reflecting sustained erosion of shareholder value and liquidity.

Trading Days Since 2000

Discount	Premium
2782	77

ASA Historical Premium / (Discount)


10%
0%
-10%
-20%
-30%
2000
2005
2010
2015
2020
2025

ASA's chronic discount has attracted shareholder activists in the past — notably Laxey Partners and Bulldog Investors — further suggesting that this could be a structural issue requiring a durable, long-term solution.

Data and statistics are presented as of January 13, 2026

Saba believes 3 factors drive ASA's chronic discount

Managerial Entrenchment

Legacy issues under the management of Merk Investments continue to erode confidence and restrict credibility with prospective investors and partners.

Strategy Headwinds

ASA's gold mining focus no longer matches many investors' demand for yield and faces rising competition from ETFs.

PFIC Status and Structural Limitations

Cumbersome legal status restricts ability to make distributions and creates significant compliance and tax burdens for US-based investors.

ASA Strategic Review

Discount Factors

Saba | Capital

Saba believes four areas of governance failure under Merk's management that entrenched control, eroded investor trust, and ultimately deepened ASA's discount.

Entrenchment	Merk repeatedly re-adopted poison pills and created exclusionary committees to block shareholder representation and preserve control.
Board Dysfunction	Under Merk's leadership, a 2–2 board split left ASA deadlocked — delaying approvals, impeding operations, and stalling strategic decisions.
Misuse of Resources	Ongoing legal battles and advisory expenses under Merk diverted assets from investors and damaged ASA's reputation and valuation.
Legal and Fiduciary Breaches	Courts in the U.S. and Bermuda found misuse of authority by Merk and his allies, striking down actions that implicated fiduciary duties to shareholders.

Discount Factor 1 — Managerial Entrenchment (Cont.)

Saba | Capital

Under Merk, ASA's management entrenched itself with repeated governance controversies, creating a lasting credibility deficit.

Dec 2023	Board adopts poison pill without shareholder approval.
Apr 2024	Legacy directors form "shadow committees," excluding newly elected directors.
Dec 2024	Board re-adopts rights plan despite investor opposition.
Nov 2024	Extraordinary legal and entrenchment costs inflate fund expenses by ~84% for FY24.
Mar 2025	U.S. Court strikes down rights plan as violating the Investment Company Act.
Mar 2025	Rights Plan Committee re-adopts a new poison pill next business day following ruling.
May 2025	Bermuda Supreme Court issues injunction restraining legacy directors' actions.

Discount Factor 2 — Strategy Headwinds

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ASA's gold-equity strategy is structurally misaligned with market demand.

ASA competes directly with low-cost ETFs that replicate its exposure with far greater efficiency. GDX, the largest gold miners ETF, delivers near-identical performance at a fraction of ASA's cost, leaving little justification for an active premium. Fee compression and product saturation have eroded any advantage active gold managers once held.

Even passive gold funds are experiencing sustained outflows.

Despite a multi-year rally in gold prices, investor capital continues to exit the space. GDX has seen roughly 25% net redemptions over the past year, reflecting structural fatigue across gold-equity products. Investors no longer view gold miners as a relevant hedge or growth allocation, underscoring a broader loss of confidence in the asset class.

Gold exposure offers no yield — a critical flaw for a closed-end fund.

In today's closed-end fund market, income generation often drives investor demand and valuation. Gold provides neither dividend yield nor consistent appreciation, leaving funds like ASA unable to deliver meaningful distributions and attract yield-oriented investors. Without income, ASA's gold strategy offers limited relevance in a market increasingly defined by cash flow.

ASA provides no performance edge over VanEck Gold Miners ETF, $GDX, yet investors pay substantially more — an indefensible cost structure

	ASA	GDX
Fees	1.02%	0.51%
Liquidity	None	Daily
Return Since 2022	207%	227%
Position Disclosure	Periodic	Daily

ASA vs GDX Returns Since 2022


300%
200%
100%
0%
-100%
Jan-22
Jan-23
Jan-24
Jan-25
Jan-26
ASA
GDX

Data and statistics are presented as of January 16, 2026. The GDX example is provided for illustrative purposes only, as GDX is the largest gold miner focused ETF. Other gold miner focused ETFs may have experienced different trends.

Even as gold prices surged, capital has flowed out of major gold investment products. VanEck Gold Miners ($GDX) — ASA's most comparable ETF — illustrates this dynamic, with significant redemptions despite favorable commodity trends.

Case Study:
VanEck Gold Miners ETF ($GDX)

- Tracks the performance of the NYSE Arca Gold Miners Index, its largest allocation is in north American companies, domiciled in Canada
- Closest peer ETF to ASA, roughly replicating ASA's return profile with a 95% weekly net asset value correlation
- Over the past year, **25% net outflows** despite rally in gold value

If GDX is shrinking, **ASA is fighting gravity**


GDX Shares Outstanding Over Time
400M
350M
300M
250M
Sep-24
Dec-24
Mar-25
Jun-25
Sep-25
Dec-25

Discount Factor 2 — Strategy Headwinds (Cont.)

Despite gold's strong price performance, active investment vehicles offering gold exposure face structural headwinds, particularly intensifying competition.

Industry Saturation

The proliferation of gold ETFs, funds, and structured products fragments demand and compresses fees.

Diminishing Differentiation

With limited product innovation and little active value-add, most gold vehicles struggle to stand out beyond cost or branding.

Competing Stores of Value

Bitcoin and other digital assets increasingly attract younger investors seeking inflation hedges and diversification.

Discount Factor 2 — Strategy Headwinds (Cont.)

Saba | Capital

ASA's highly liquid portfolio allows for a quick and orderly exit if strategy changes.



Portfolio Monetization Over Time
% of Portfolio Sold
100%
80%
60%
40%
20%
0%
0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85
Trading Days

Commentary

Saba estimates that approximately 72% of the existing portfolio can be liquidated within the first 30 days, with roughly 80% liquidated by day 50 and approximately 90% by day 125. These estimates assume 15% participation at the 90-day average volume.

Overall, this liquidity profile provides sufficient speed to execute a sell-down efficiently in support of a strategy transition, limiting the length of the transition period and reducing exposure to execution risk as capital is redeployed into the new portfolio.

Data and statistics are presented as of January 13, 2026

ASA's PFIC status creates significant tax, compliance, and valuation disadvantages causing many investors to avoid the fund altogether

Punitive Tax Treatment

- For US-based investors, PFIC gains are **taxed as ordinary income** instead of long-term capital gains, reducing after-tax returns.
- "Excess distribution" rules treat a portion of current gains as if earned in prior years, adding **retroactive interest charges.**

Complex Compliance Burden

- U.S. investors must file **Form 8621 annually** for each PFIC; the IRS estimates **48 hours per filing.**
- The heavy administrative load leads **many wealth advisors and platforms to avoid PFICs entirely**, limiting investor participation.

Depressed Valuation & Liquidity

- PFIC status **limits access to U.S. investors and institutions,** many of whom will not hold PFICs.
- Results in a **persistent discount to NAV, lower liquidity**, and diminished investor visibility.

PFIC Criteria

A Passive Foreign Investment Company (PFIC) is defined under U.S. tax law as any foreign (non-U.S.) corporation that meets either of these two tests in a given tax year:

Income Test (≥75%)	**Asset Test (≥50%)**
Majority of income is passive (dividends, interest, gains)	Majority of assets generate or are held for passive income
✓ *ASA qualifies*	✓ *ASA qualifies*

Consequences


PFIC status triggers punitive tax & reporting
Creates shareholder burden & administrative friction
Restricts U.S. investor base
Persistent discount & liquidity challenges

ASA Strategic Review

Conclusion

Saba | Capital

Conclusion

Evaluating Strategic Alternatives for ASA

ASA should evaluate and directly address the root causes of its persistent discount.
Through structural, strategic, and managerial realignment, the fund can emerge as a modern, income-oriented platform positioned for long-term relevance and shareholder alignment.

Management Considerations:
Managerial entrenchment has constrained oversight and insulated the fund from shareholder pressure, contributing to long-term underperformance and a persistent discount. Evaluating the merits of the current management arrangement is critical to restoring alignment.

Strategic Considerations:
The fund's continued focus on gold equities has contributed to volatility and limited income generation. A reassessment of the investment mandate toward more income-oriented exposures could support steadier cash flows and broaden the potential investor base.

Structural Considerations :
ASA's offshore PFIC structure introduces tax complexity, limits distribution flexibility, and creates friction for U.S. investors. Evaluating alternative structures could reduce these constraints and improve accessibility. Alternatively, evaluating other strategic options involving existing traded funds that trade more closely to NAV could also create increased value for shareholders.

Potential Implications:
Meaningful progress across management, strategy, and structure could enhance income potential, improve liquidity, and support a more sustainable trading relationship with NAV.

Looking ahead:
ASA has an opportunity to evolve from a legacy gold-focused vehicle into a more modern, income-aware investment platform designed to better meet current market and investor demands.

APPENDIX

Saba | Capital

Transaction Steps

Conversion Process

Strategic Opportunities

Saba engaged local counsel to advise on Bermuda law matters in connection with two potential structural alternatives for ASA's reorganization.

Two options considered:[1]

1) New Entity Transaction	2) Discontinuance
Create a Delaware subsidiary, transfer assets, distribute shares, and wind-up ASA under Bermuda law.	Migrate ASA's corporate domicile from Bermuda to Delaware under Section 109 of the Bye-Laws.

1) Subject to review by the Fund's counsel, tax and audit advisors.

Option 1: The New Entity transaction comprises the following steps:

(i) ASA causes the formation of a wholly owned Delaware subsidiary ("DE Sub")

(ii) ASA sells its assets and contributes / transfers the cash proceeds to DE Sub

(iii) ASA dividend in specie the DE Sub shares to ASA's shareholders

(iv) ASA enters members' voluntary winding-up and is liquidated under Bermuda law

Transfer of Proceeds and Distribution of DE Sub Shares

Approvals Required to Consummate Transaction	Description
Board Resolutions	For Bermuda law purposes, to effectuate, the directors of ASA (the "Board") would approve the overall transaction framework and specifically: (i) the formation of DE Sub; (ii) the asset sale and contribution of cash proceeds and any required ancillary transfer instruments; (iii) the distribution in specie of DE Sub shares, subject to solvency tests under s.54 of the Act; and (iv) call a general meeting in accordance with the notice provisions in Paragraphs 32, 99 and 100 of the Bye-Laws to approve the members' voluntary winding-up and appointment of liquidators (this step (iv) being conditional upon completion of steps (i) – (iii)). With respect to U.S. legal and regulatory matters, the Board would also authorize state and SEC filings necessary for the subsidiary to operate in accordance with its intended business/investment purpose.
Member Resolutions	A resolution of the shareholders of ASA is required to approve the members' voluntary winding-up and appointment of liquidators and may also be required for the distribution in specie of DE Sub shares to ASA shareholders (see below). In each case, the shareholder resolution is passed with simple majority. Although, as a result of 1940 Act Rules and regulations, a "1940 Act" majority of outstanding shares would be required to approve the transaction.

Transfer of Proceeds and Distribution of DE Sub Shares

Step	Description
Contribution / transfer of cash by ASA to DE Sub	**Authority and documentation.** The Board would authorize the contribution/transfer of ASA cash proceeds to the DE Sub by way of a resolution.
Distribution in specie of DE Sub shares to ASA shareholders	**Board action.** The Board would declare the distribution in specie of DE Sub shares, resolving the record date, payment date and fractional/odd-lot mechanics, subject to completion of the asset sale.

Members' Voluntary Winding-Up of ASA

Please note the following steps for a members' voluntary winding up of ASA are conditional upon (i) – (iii) having been completed. In the event that is the case, please see below the required steps, approvals and filings for this procedure:

Step	Description
(a) Member Approval	A members' voluntary winding-up is commenced by a resolution (the "Winding-up Resolution") of the shareholders of ASA. A voluntary winding-up shall be deemed to commence on the effective date of the Winding-up Resolution (the "Commencement"), at which point ASA must cease to carry on its business except insofar as may be required for the beneficial winding-up thereof. The shareholders' resolution can be passed (on a prospective basis) at the same time the resolution approving the transaction is passed, and its effectiveness and effective date would be conditioned on various steps.
(b) Statutory declaration of solvency	The directors would declare the company will be able to pay its debts in full within a period not exceeding 12 months from Commencement, supported by a statement of assets/liabilities. The declaration must be made within five weeks immediately preceding the effective date of the Winding-up Resolution and delivered to the Bermuda Registrar of Companies ("Registrar") before that date.
(c) Effect of winding-up	From Commencement, ASA ceases to carry on business except so far as required for the beneficial winding-up, but the corporate state and powers continue until dissolution. Certain transfers of shares/alterations of member status after commencement are void unless sanctioned.

Structural Outline of New Entity Transaction and Discussion of Key U.S. Tax Consequences

- **Step One:** ASA sells all of its gold assets for cash. Now, following gold reaching recently record high prices, could be an opportune time for these sales to occur in order to effectuate a change in the strategic direction of ASA in the best interest of shareholders.
- **Step Two:** ASA converts to a Delaware corporation (or statutory trust taxed as a corporation). Once the PFIC converts to becoming a U.S. corporation, this domestication will effectively strip the "PFIC taint" as the former PFIC would no longer be a foreign entity.
- **Step Three:** ASA elects to be taxed as a regulated investment company ("RIC").


US Shareholders
ASA
(Bermuda)
(PFIC)
Gold Assets


Corporation or RIC
Other

Step One – ASA's sale of gold assets

Tax Impact to ASA

- ASA realizes gain but not taxable to ASA in the United States.
- ASA's portfolio for cash will trigger gain equal to the built-in gains in ASA's assets (which would be recognized on a current basis for those U.S. investors who have made a QEF election), but these gains would have been recognized regardless upon any sale of ASA's assets (regardless of the reason for the sale).

Tax Impact to ASA's US Shareholders:

- Assuming QEF Election was made, US shareholders will take into income their pro rata share of ASA's gain from the gold asset sales.
- U.S. shareholders' respective tax bases in their ASA shares will increase by the amount of income recognized from the gold asset sales.
- Note: The Board should consider ways to alleviate the impact of the tax liabilities, including, but not limited to, providing for a tender offer or cash distributions (or another cash option).


US Shareholders
ASA
(Bermuda)
(PFIC)
Gold Assets

Step Two – ASA converts to a Delaware Corporation

Tax Impact to ASA:

- The conversion should be treated as an "F" reorganization (mere change in identity, form or place or organization), and there should be no tax consequence.
  - Note: ASA may instead convert to a Delaware statutory trust that elects to be treated as a corporation and would likewise be subject to no tax consequences from the F reorg.
  - Precise mechanic for undergoing conversion/reorg will have to be discussed with Bermuda counsel and consistent with ASA's organizational docs.

Tax Impact to ASA's US Shareholders:

- Assuming all US shareholders made QEF election, conversion should not trigger additional tax consequences to the US shareholders.
- US Shareholders will receive carry-over basis in their ASA shares (now as Delaware corporate shares).


US Shareholders
DE shares
Assets (cash)
ASA (Bermuda) (PFIC)
ASA (Delaware USA)
DE shares
Cash

Step Three – ASA elects RIC status (shortly after F reorg)

Tax Impact to ASA:

- No adverse consequence resulting from RIC election.
  - ASA would not be required to distribute non-RIC year E&P as all prior E&P would have already been recognized by ASA's shareholders prior to conversion.
  - ASA not expected to have assets with net built-in gain as it would be holding cash when it makes the RIC election.

Tax Impact to ASA's US Shareholders:

- No expected tax impact as result of RIC election.


US Shareholders
ASA
(Delaware)
(RIC)
Cash

Potential Opportunity in Credit For New Entity

Saba | Capital

	Gold-Focus		Credit-Focus	
Investor Demand	✖	Declining, niche appeal	✓	Broad, growing appetite
Income Potential	✖	Low yield	✓	High, recurring yield
Market Growth	✖	Mature, saturated	✓	Expanding, structural growth
Differentiation	✖	Crowded investment space	✓	Distinct, differentiated strategy
Investor Alignment	✖	Limited income focus	✓	Matches investor demand for yield

Transitioning ASA to credit creates an opportunity to evolve from a passive gold vehicle into an income-generating platform aligned with current investor demand.

Option 2: Discontinuance

Discontinuance:
An exempted company may be discontinued and continued in a jurisdiction outside Bermuda as if it had been incorporated under the laws of that other jurisdiction ("Discontinuance"). A Discontinuance is expressly permitted under s.109 of the Bye-Laws and is a matter for the Board. Further review is required to ensure compliance with applicable US regulatory requirements.

To effect a Discontinuance, the following is required:

(i) Approval. Approval of the Discontinuance can be done by way of a Board resolution (as per Paragraph 109 of the Bye-Laws);

(ii) Statutory Declaration. A declaration signed by a director of ASA confirming that ASA is solvent and can meet all of its liabilities and obligations and that the Discontinuance will not adversely affect the interests or rights of bona fide creditors and members

(iii) Deed Poll. An irrevocable deed poll executed by ASA and each of its directors which ensures that each of its directors may be served with legal process in Bermuda in any proceeding arising out of actions or omissions of such ASA company prior to the discontinuance

(iv) Advertisement. ASA enters members' voluntary winding-up and is liquidated under Bermuda law

Option 2: Discontinuance

Notices and Filings

Step	Description
Notice of Discontinuance	On or before the effective date of the discontinuance ASA must file a notice of Discontinuance with the Registrar.
Contents of Notice	The notice of Discontinuance shall contain, or have attached thereto, the following information: (a) the effective date of the discontinuance; (b) the name of the jurisdiction in which ASA will continue; (c) the address of the registered office/principal business in the jurisdiction in which it will continue; (d) a copy of the statutory declaration (referred to above); and (e) a copy of the irrevocable deed poll (referred to above).
Post-Discontinuance Filing	Within 30 days of discontinuing, ASA must provide the Registrar with official documentation from the new jurisdiction confirming the company's continuance there.
Registrar Certification	On or before the effective date of the discontinuance ASA must file a notice of Discontinuance with the Registrar.

Effect of Discontinuance

The effective date of the discontinuance shall be the date that such company's continuance in the appointed jurisdiction is effective pursuant to the laws of that jurisdiction. The discontinuance and continuance shall not be deemed to (a) create a new legal entity or (b) prejudice or affect the continuity of the body corporate which was formerly ASA.

On the effective date of the discontinuance, the Companies Act shall cease to apply to the company except as is required by the provisions of the Companies Act.